Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 2, 2015

VIA E-MAIL

Nicholas P. Panos

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20549-3628

Re:	PartnerRe Ltd.

Preliminary Proxy Statement on Schedule 14A

PREC14A filing made on May 12th, 2015 by EXOR S.p.A.

File No. 001-14536

Dear Mr. Panos:

On behalf of EXOR S.p.A. ( “EXOR”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter dated May 21, 2015 with respect to EXOR’s preliminary proxy statement on Schedule 14A filed with the Commission on May 12, 2015 (the “Preliminary Proxy Statement”). For the Staff’s convenience, each heading and comment from the letter has been reproduced below in bold, followed by EXOR’s response to such comment.

Concurrently with this letter, EXOR is filing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of this letter and a copy of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Cover Page of Schedule 14A | Cover Pages of preliminary proxy statement, page iii

1.	Please revise to include the names of the other participants to follow the existing identification of EXOR S.p.A. as “Person(s) Filing Proxy Statement, if other than the Registrant.” Refer to Rule 14a-101. EXOR S.p.A. is not a registrant as defined under Rule 14a-1 for purposes of this Schedule 14A filing. Accordingly, all persons responsible for filing the proxy statement should to be identified given that Section 14(a) imposes an obligation on each person soliciting to comply with Regulation 14A.

Response: In response to the Staff’s comment, EXOR has revised the list of “participants” set forth in Schedule I of the Preliminary Proxy Statement, and each “participant” has been included in the Cover Page of Schedule 14A as “Person(s) Filing Proxy Statement, if other than the Registrant.” As a result, all “participants” are now included on the Cover Page as filing persons.

2.	We noticed the disclosure that the participants “are not asking” security holders “to vote on or approve the EXOR Binding Offer at this time.” Given that security holders are being asked to vote, and thus take action, on a transaction specified in Item 14(a)(1) of Schedule 14A, however, it appears the information specified by Item 14(b)(2) may need to be provided regarding such offer. Please revise to include the pro form information called for by Item 14(b)(10). Refer to Item 14 of Schedule 14A and Rule 14a-9.

Response: EXOR respectfully submits that Item 14(a)(1) of Schedule 14A is limited to circumstances in which “action is to be taken with respect to… a merger or consolidation.” As noted in the Staff’s comment, the Special General Meeting is being held to vote upon the amalgamation agreement between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”), and is not being held to vote upon a potential transaction with EXOR. As a result, it is appropriate for the information required by Item 14(b) to have been provided by PartnerRe with respect to the proposed AXIS transaction in the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 filed by PartnerRe with the Commission on March 16, 2015. However, as no “action is to be taken” at the Special General Meeting with respect to EXOR’s offer, EXOR does not believe it is necessary or appropriate to provide such information at this time.

If PartnerRe’s shareholders do not approve the amalgamation agreement with AXIS, then PartnerRe’s Board will have the opportunity (subject to certain limitations, as described in the Preliminary Proxy Statement) to accept the EXOR Binding Offer by countersigning the merger agreement that has been provided to PartnerRe’s Board. In that event, a separate shareholder meeting would be held by PartnerRe to afford PartnerRe’s shareholders the opportunity to vote upon the merger agreement between PartnerRe and the EXOR parties thereto. At that time, EXOR would expect to provide the requisite information under Item 14 of Schedule 14A.

Moreover, as EXOR’s offer is an all-cash offer to acquire 100% of the outstanding common shares of PartnerRe without imposing any acquisition leverage or any other change (other than the common share ownership) to the pro forma capital structure of PartnerRe, we do not believe that disclosures regarding the pro forma financial position of PartnerRe post-closing would be relevant to the shareholders of PartnerRe at this time, and based upon our particular facts and circumstances, we respectfully submit that such information is not material.

Based on the foregoing, EXOR does not believe that Rule 14a-9 is implicated, as the absence of such pro forma information in the Preliminary Proxy Statement is not “false or misleading” under the circumstances.

Form of Proxy

3.	Please revise the description of the participant’s intended use of discretionary authority to cite to the legal standard enunciated in Rule 14a-4(c)(3) and also to cite to Rule 14a-4(c)(3).

Response: EXOR has revised the description of the participant’s intended use of discretionary authority on pages 17 and 18 of the Revised Proxy Statement and in the proxy card in response to the Staff’s comment.

Page 17 of the Preliminary Proxy Statement (proposed revision in red):

“Other than as set forth above, EXOR is not currently aware of any other proposals to be brought before the Special Meeting. If any Adjournment Proposal is made at the Special Meeting, EXOR will use its proxies to vote “AGAINST” such Adjournment Proposal. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will vote on such proposals in their discretion consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act. Rule 14a-4(c)(3) of the Exchange Act governs our use of discretionary proxy voting authority with respect to matters that are not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without providing any discussion of the matter in this proxy statement.”

Page 18 of the Preliminary Proxy Statement (proposed revision in red):

“If you give a proxy on the accompanying GOLD proxy card, your shares will be voted as you direct. If you submit a signed GOLD proxy card without instructions, your shares will be voted “AGAINST” the AXIS Proposal. If any Adjournment Proposal is made at the Special Meeting, EXOR will use its proxies to vote “AGAINST” such Adjournment Proposal. Consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act, submitting a signed GOLD proxy card without instructions will also entitle the persons named on the GOLD proxy card to vote your shares in accordance with their discretion on matters not described in this Proxy Statement that properly come before the Special Meeting.”

Proxy Card (proposed revision in red)

“IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING (INCLUDING ANY CONTINUATION, ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF) ON BEHALF OF THE UNDERSIGNED, CONSISTENT WITH RULE 14a-4(c)(3) OF THE EXCHANGE ACT.”

4.	The proxy form that will be sent to preferred shareholders includes only proposals one and three and omits proposal number two. Please revise or advise.

Response: The certificates of designation of each series of preferred shares of PartnerRe (collectively, the “Preferred Shares”) provide that the holders of such Preferred Shares (the “Preferred Shareholders”) have no voting rights except as required by law or in certain specified instances that are not triggered by the proposed amalgamation with AXIS. Under Bermuda law, the Preferred Shareholders are entitled to vote on proposals one and three, but not proposal two. We therefore respectfully submit that no revision is required.

5.	Advise us, with a view toward revised disclosure, whether or not the referenced intended exercise of discretionary authority pursuant to Rule 14a-4(b)(1) on the proxy form to be sent to preferred shareholders deliberately excluded a mention of proposal number two.

Response: As referenced in the response to comment 4 above, the Preferred Shareholders are not entitled to vote on proposal two; therefore, the proxy form to be sent to the Preferred Shareholders deliberately excluded a mention of proposal number two.

* * *

Each participant has authorized us to advise the Staff that it acknowledges that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 373-3136 or kparker@paulweiss.com.

Sincerely,

/s/ Kelley D. Parker
Kelley D. Parker